Domain Media Corp.

1854 E. Scorpio Place, Suite 201

Chandler, Arizona 85249

February 27, 2014

Maryse Mills-Apenteng, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domain Media Corp. Registration Statement on Form 10 Filed January 16, 2014 File No. 000-55130

Dear Ms. Mills-Apenteng:

We are in receipt of your letter dated February 12, 2014 to Mr. Chris J. Kern, our Chief Executive Officer, in regard to the above-referenced Registration Statement on Form 10 (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before February 27, 2014 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to March 4, 2014.

Thank you for your attention to this matter.

Sincerely,

Domain Media Corp.

/s/ Chris J. Kern

Chris J. Kern

Chief Executive Officer